Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended
	June 28, 2013	June 29, 2012	July 1, 2011
	(In millions, except ratios)
Earnings:
Income from continuing operations	$461.9	$555.9	$598.7
Plus: Income taxes	202.7	286.0	306.8
Fixed charges	116.1	119.2	100.3
Amortization of capitalized interest	0.1	0.1	—
Less: Interest capitalized during the period	(0.5)	—	(1.6)
Undistributed earnings in equity investments	—	—	—

	$780.3	$961.2	$1,004.2

Fixed Charges:
Interest expense	$109.1	$113.2	$90.4
Plus: Interest capitalized during the period	0.5	—	1.6
Interest portion of rental expense	6.5	6.0	8.3

	$116.1	$119.2	$100.3

Ratio of Earnings to Fixed Charges	6.72	8.06	10.01